UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

IRONCLAD ENCRYPTION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-53662	81-0409475
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

777 S. Post Oak Ln., Suite 1700, Houston TX 77056

 (Address of principal executive offices, with zip code)

(832) 614-4736

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on January 6, 2017 of the Class A Common Stock of Ironclad Encryption Corporation (formerly Butte Highlands Mining Company), a Delaware corporation (the “Company” or the "Registrant"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1promulgated thereunder. This Information Statement will be first mailed to the Company’s stockholders on or about January 12, 2017.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION STATEMENT

This Information Statement pursuant to Section 14(f) of the Exchange Act is being circulated to the shareholders the Class A Common Stock of the Registrant in connection with the Share Exchange transaction described more fully below, which resulted in a change of control of the Company. The Company is a reporting company pursuant to the Exchange Act.

SHARE EXCHANGE

The Registrant entered into a Share Exchange Agreement (“Agreement”) dated as of January 6, 2017 by and between Registrant and InterLok Key Management, Inc., a Texas corporation (“InterLok”). Pursuant to the Agreement, the Company has acquired 100% of the issued and outstanding common stock of InterLok in exchange for 56,655,891 shares of the Registrants Class A Common Stock. InterLok is now a wholly owned subsidiary of the Registrant.

The Agreement was included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on January 6, 2017.

CHANGE IN MAJORITY OF DIRECTORS

In connection with the Share Exchange, the Registrant's directors have agreed to resign. Doris Marie Prater shall resign and James D. McGraw will be appointed to fill that vacancy. Susan Ann Robinson-Trudell shall resign and Jeff B. Barrett will be appointed to fill that vacancy. Thereafter Paul Hatfield shall resign and Greg Lipsker will be appointed to fill that vacancy. The resignations of Doris Marie Prater, Susan Ann Robinson-Trudell and Paul Hatfield as directors will be effective upon the later of 10 days after the date on which this Schedule 14f-1 is filed with the Commission or 10 days after the date upon which this Information Statement is mailed Registrant's Class A Common Stock holders of record on January 6, 2017 (the “Director Change Date”).  It is anticipated that this Schedule 14f-1 will be mailed to the Class A Common Stock holders on or about January 12, 2017.

Further information about the Registrant’s new directors and executive officers may be found below in the section titled “Directors, Executive Officers and Significant Employees.”

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Share Exchange and contains certain biographical and other information concerning the Registrant’s directors, executive officers and significant employees as a result of the Share Exchange. Additional information about the Share Exchange has been provided in the Company’s Current Report on Form 8-K filed on January 6, 2017. All of the Registrant’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information, as of the Director Change Date, regarding the Registrant's Directors, Executive Officers and Significant Employees.

James D. McGraw, age 58, President and Vice Chairman and Director is the co-founder of Nova Biosource Fuels, Inc. and served as its President and as a Board Member. Mr. McGraw addressed venture capital and investment funding needs for Nova and provided knowledge and experience with the intricacies of taking companies public. Mr. McGraw has administered services to over 150 companies including Adtec Digital, American Rice, Blockbuster Video, Chuck E. Cheese, Dryper, DataVan, International Recovery, Republic Industries and Swift Energy. Over his twenty-five-year career, he has held posts as founder, CEO and President in a wide range of business sectors and development, including oil and gas and computer technology, and has experience in large-scale roll-ups. Mr. McGraw holds a Secret security clearance.

Jeff B. Barrett, age 59, Vice President of Planning and Director has an entrepreneurial background including a twenty-year track record founding and operating a high-end custom electronics sales and installation company.  He gained extensive experience in sales, marketing, management, research, analyzing, and budgeting as the owner and operator of a successful business. During the previous five years Mr. Barrett has been engaged in management consulting for commercial and residential security.

Greg Lipsker, age 66, Director, is a graduate of the Georgetown University Law Center. For 35 years Mr. Lipsker practiced law specializing in corporate transactions and securities law, focusing on junior mineral exploration companies. For more than the past five years Mr. Lipsker’s principal occupation has been as the owner/winemaker of Barrister Winery in Spokane, Washington. During that period Mr. Lipsker’s legal practice has been limited to serving as legal counsel to Butte Highlands Mining Company.

Daniel Lerner, age 62, Chief Technology Officer. Mr Lerner is the Chief Technology Officer for Teledrill Inc., and is responsible for all aspects of technology, including design, engineering, production and field testing. Mr. Lerner has experience as a developer of technological products, electronics, computer software, and network security services and is an experienced leader of multi-disciplinary teams in the technology industry. He has architected data acquisition and signal processing systems and patented, designed and implemented ultra-high security data encryption. Mr. Lerner’s previous experience as Senior Applications Engineer for Teradyne, primarily servicing Texas Instruments, included electronic design, system program administration and sales assistance for a $1.5 billion semiconductor production test equipment manufacturer. He received a BSEE and MSEE from La Salle University

Dan Dinhoble, age 51, Vice President of Operations: currently serves as chief operating officer for Wisegate, a private professional advisory and IT security network. Mr. Dinhoble brings over twenty years of experience in product execution, managing teams and marketing products. He directed a company start-up, adding over 150 customers in the first year and successfully driving development of platform extensions. His career includes managing virtualization alliances with Microsoft, VMware, and Citrix for Oracle Corporation and leading a 40 million dollar acquisition and integration of an enterprise role management vendor for Sun Microsystems.  Mr. Dinhoble earned a BS from Texas A&M University and an MBA from The University of Texas.

Miguel Yanez, age 44, Vice President of Sales, Latin America, brings a background of executive leadership with inveterate experience in the fields of national security operations and international diplomacy, global relationship building, personnel management, and military/police training. As a prior Naval Commando and lead bilingual undercover officer with the Houston Police Department, he is experienced in counterterrorism operations, from asymmetrical warfare to developing operating procedures for American allies, and has held high level security posts such as protecting the presidents of Iraq and newly elected prime ministers.  Mr. Yanez has industry experience in cybersecurity and has conducted operations in various troubled spots worldwide. He attended Texas Tech University and the University of Houston.

Len Walker, age 46, Vice President of Legal, is the president and founder of Legacy Rock Corporation, a construction and services company focused on government opportunities.  Mr. Walker specializes in drafting government contracts and coordinating financial and legal agreements.  A former Marine Corps officer and helicopter pilot, he flew 3,000 hours and served five combat tours in Afghanistan and Iraq.  He was awarded the Meritorious Service Medal and Air Medal with 10 Strike Flights.  He completed his 20 year career as the Executive Officer and Chief-of-Staff of a Marine Corps squadron, second in command of a 200-person organization with nine aircraft and $100 million in equipment.  As the Security Manager, he was responsible for maintaining and safeguarding all classified material and equipment, as well as initiating and revoking security clearances. Mr. Walker earned a BBA from Baylor University, a JD from South Texas College of Law, and holds a Top Secret security clearance.

AUDIT COMMITTEE AND

AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE

As of the filing of this Schedule 14f-1, the Registrant does not have a separately designated standing audit committee. Accordingly, the Registrant has not appointed an audit committee financial expert.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2016, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

LEGAL PROCEEDINGS

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers or significant employees.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Registrant's authorized capital stock consists 20,000,000 shares of $0.001 par value Preferred Stock, 500,000,000 shares of $0.001 par value Class A Common Stock and 1,707,093 shares of $0.001 par value Class B Common Stock of which, no shares of Preferred Stock, 1,443,017 shares of Class A Common Stock and 1,538,872 shares of Class B Common Stock were issued and outstanding immediately prior to the closing of the Share Exchange..  All of such shares of Class A Common Stock and Class B Common Stock issued and outstanding are duly authorized, validly issued, fully paid and non-assessable.

As part of the Share Exchange, the Registrant issued 56,655,891 shares of Class A Common Stock to the holders of InterLok common stock. Immediately following the Share Exchange, the Registrant had 58,098,908 shares of Class A Common Stock and 1,538,872 shares of Class B Common Stock issued and outstanding. Following the Share Exchange, the former shareholders of InterLok own approximately 95% of the Registrant’s outstanding common stock, and the Registrant’s former shareholders own 5% of the Registrant’s outstanding common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our Class A Common Stock as of the Director Change Date by (1) each of our directors, executive officers and significant employees, individually, (2) all of our directors, executive officers and significant employees,  as a group, and (2) all persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 1,443,017 shares of Class A and 1,538,872 shares of Class B Common Stock issued and outstanding immediately prior to the Share exchange and 59,637,780 shares of our Class A and Class B Common Stock issued and outstanding immediately after the Share Exchange. “Beneficial ownership” means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sell or otherwise dispose of the share.

Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of January 6, 2017 pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share.

Name and Address of Director or Executive Officer	Number of Shares Before Share Exchange	Number of Shares After Share Exchange	Percent of Class Before(1)	Percent of Class After(2)

James D. McGraw	0	23,981,891(3)	0	40.2
1110 Crossroads
Houston, TX 77079

Jeff B. Barrett	0	15,900,000	0	26.7
1110 Crossroads
Houston, TX 77079

Greg Lipsker	0	250,000	0.042
1213 W. Railroad Ave
Spokane, WA 9201

Daniel Lerner	0	5,000,000	0	8.4
1110 Crossroads
Houston, TX 77079

Dan Dinhoble	0	50,000	0.008
1110 Crossroads
Houston, TX 77079

Miguel Yanez	0	550,000	0.092
1110 Crossroads
Houston, TX 77079

Len Walker	0	150,000	0.025
1110 Crossroads
Houston, TX 77079

Directors, Executive	0	45,881,891	0	76.9
Officers and Significant
Employees as a Group (4)

(1) Based upon 1,443,017 Class A Common Shares and 1,538,872 Class B Common Shares outstanding before Share Exchange

(2) Based upon 59,637,780 Class A and Class B Common Shares outstanding after Share Exchange

(3) Includes options to acquire up to 500,000 shares from Paul Hatfield, a former Director and President of the Registrant

(4) Seven individuals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ironclad Encryption Corp.

Date: January 12, 2017	By:	/s/ James D. McGraw
James D. McGraw Title: Chief Executive Officer